SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A
                                  (Rule 13e-4)
                                (Amendment No. 1)

                             TENDER OFFER STATEMENT
                                      UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



 BRITESMILE, INC. (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

      CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                      n/a*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PETER P. HAUSBACK
         EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                                BRITESMILE, INC.
                              490 NORTH WIGET LANE
                         WALNUT CREEK, CALIFORNIA 94598
                                 (925) 941-6260

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                               WAYNE D. SWAN, ESQ.
                             DURHAM JONES & PINEGAR
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111
                                 (801) 415-3000


                         AMOUNT PREVIOUSLY PAID: $591.03
                        FORM OR REGISTRATION NO: 5-41521
                         FILING PARTY: BriteSmile, Inc.
                      DATE INITIALLY FILED: August 20, 2002



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 1104 15 10 6


                                  INTRODUCTION

         This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 20, 2002 (the "Schedule TO"), relating to the offer by BriteSmile, Inc. ("BriteSmile") to exchange certain outstanding options to purchase shares of BriteSmile Common Stock held by Eligible Optionholders granted under the Amended and Restated 1997 Stock Option and Incentive Plan (the "Option Plan") for new options to purchase shares of BriteSmile's Common Stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 20, 2002, a copy of which is atttached as Exhibit (a)(1) to the Schedule TO, as the same has been amended by the Supplemental Memorandum from John Reed to Eligible Optionholders, dated August 30, 2002, a copy of which is attached as Exhibit (a)(10) to the Schedule TO, and in the following documents attached as exhibits to the Schedule TO: the Memorandum from John Reed, Chief Executive Officer , dated August 20, 2002, the Election Form, the Notice to Change Election From Accept to Reject, and the Promise to Grant Stock Options.

         Except as provided in this Amendment, this Amendment does not alter the terms and conditions previously set forth in the offer. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO and its exhibits.


ITEM 2   SUBJECT COMPANY INFORMATION.

(b) Under the heading "The Offer" on page 15 of the Offer to Exchange, Section 1, paragraph 1 is amended to read in its entirety as follows:

                  You are an "Eligible Optionholder" if you:

                  o as of the date the Offer commences and the date on which the tendered options are cancelled, are an employee of BriteSmile or one of its subsidiaries; and

                  o       hold options issued under the Option Plan.

ITEM 4   TERMS OF THE TRANSACTION.

         (a) Section 4 ("Procedures for tendering options") of the Offer to Exchange is hereby amended in the following particulars: The paragraph under the heading on page 18, "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" is amended to read in its entirety as follows:

                  We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept.

                  Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular optionholder. If we waive a condition of the Offer with respect to any optionholder, we will waive the condition as to all optionholders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Offer period, subject only to an extension which we may grant in our sole discretion.

         Section 6 ("Acceptance of options for exchange and issuance of new options") of the Offer to Exchange is hereby amended in the following particulars: The last sentence of paragraph 1, page 19 of the Offer to Exchange, under the heading, "Acceptance of options for exchange and issuance of new options," is amended to read in its entirety as follows:

                  Promptly after the Expiration Date, we will issue to you a Promise to Grant Stock Option(s), by which we will commit to grant stock options to you on a date no earlier than March 24, 2003 covering the same number of shares as the options cancelled pursuant to this Offer, provided that you have the same Service Status on the date the grant is to be made as you had on the Cancellation Date.

         Section 7 ("Conditions of the Offer") of the Offer to Exchange is amended by adding a new final paragraph to Section 7 reading as follows:

                  For purposes of this Section 7, the phrase "benefits of the Offer to BriteSmile" shall mean the tax or accounting treatment of the Offer to the Company, and the creation of enhanced employee performance incentives for Eligible Employees as a result of the potential for more favorable option exercise prices for optionholders who elect to participate in the Offer.

ITEM 12 EXHIBITS.

         Item 12 is amended and supplemented as follows so as to add Exhibit
(a)(10) attached hereto:

         (a)(1)* Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002.

             (2)* Election Form

             (3)* Memorandum from John Reed, Chief Executive Officer, to
                  Employees dated August 20, 2002.

             (4)* Notice to Change Election From Accept to Reject.

             (5)* Form of Confirmation of Receipt of Election to Exchange
                  Options.

             (6)* Form of Promise to Grant Stock Option(s).

             (7) BriteSmile's Quarterly Report on Form 10-Q for the 13 weeks ended June 29, 2002, filed with the SEC on August 12, 2002, is incorporated herein by reference.

             (8) BriteSmile's Annual Report on Form 10-K for the 52 weeks ended December 29, 2001, filed with the SEC on April 10, 2002, as amended by Form 10-K/A for the 52 weeks ended December 29, 2001 filed with the SEC on April 29, 2002, is incorporated herein by reference.


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


             (9)* Press Release of the Company dated August 20, 2002.

             (10) Supplemental Memorandum of John L. Reed, Chief Executive
                  Officer, to Eligible Optionholders, dated August 30, 2002.

         (b)      Not applicable.

         (d)(1) Amended and Restated BriteSmile, Inc. 1997 Stock Option and Incentive Plan (filed as Exhibit 10.10 to the BriteSmile Annual Report on Form 10-K for the 52 weeks ended December 29, 2001, incorporated herein by reference).

            (2) Form of BriteSmile, Inc. 1997 Stock Option and Incentive Plan Master Stock Option Agreement (filed as Exhibit 10.12 to the BriteSmile Annual Report on Form 10-K for the 52 weeks ended December 29, 2001 and incorporated herein by reference).

            (3) 1990 Stock Option Plan of the Company (filed as Exhibit 4(a) to the Company's Registration Statement on Form S-8 filed with the Commission on November 27, 1996 and incorporated herein by reference).

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)      Not applicable.


*        Previously filed.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

BRITESMILE, INC.

By:      /s/  John L. Reed
        ----------------------------
         John L. Reed
Its:     Chief Executive Officer

Date:    August 30, 2002

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION

(a)(10) Supplemental Memorandum of John L. Reed, Chief Executive Officer, to Eligible Optionholders, dated August 30, 2002.